EXHIBIT 16.0


NEWS RELEASE


Bio-Rad Selects Deloitte and Touche LLP As Independent Public Accountants

HERCULES, CA, July 9, 2002 - Bio-Rad Laboratories, Inc. (AMEX: BIO and BIO.B) announced today that its Board of Directors, after extensive review and at the recommendation of its Audit Committee and the Company's management, has selected Deloitte and Touche LLP as Bio-Rad's independent public accountants for 2002. Prior to the selection of Deloitte and Touche, Arthur Andersen LLP served as the Company's independent public accountants.

Arthur Andersen LLP exhibited the highest level of professionalism and provided exemplary service to Bio-Rad Laboratories, Inc. since 1971. The decision to change accountants was made after careful consideration and is not the result of any disagreement between the Company and Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Bio-Rad Laboratories, Inc. (www.bio-rad.com) is a multinational manufacturer and distributor of life science research products and clinical diagnostics. It is based in Hercules, California, and serves more than 70,000 research and industry customers worldwide through a network of more than 30 wholly owned subsidiary offices.

For more information, contact:
Ron Hutton, Treasurer
Phone: (510) 724-7000
E-mail: investor_relations@bio-rad.com
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